SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 6)

                 Under the Securities Exchange Act of 1934

                               Toy Biz, Inc.
                             (Name of Issuer)

              Class A Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                 892261108
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                               July 1, 1997
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


                               SCHEDULE 13D

   CUSIP No.  892261108
  __________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Andrews Group Incorporated
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)  ( )
                                                        (b)  ( )
 ___________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
       NUMBER OF                          0
       SHARES                  _____________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
       OWNED BY                           0
       EACH                    _____________________________________
       REPORTING                   (9)  SOLE DISPOSITIVE POWER
       PERSON                             0
       WITH                    _____________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                          0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                            (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 892261108
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mafco Holdings Inc.
  __________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)  ( )
                                                        (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
       NUMBER OF                          0
       SHARES                  _____________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
       OWNED BY                           0
       EACH                    _____________________________________
       REPORTING                   (9)  SOLE DISPOSITIVE POWER
       PERSON                             0
       WITH                    _____________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                          0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                            (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________

          This statement amends and supplements the Schedule 13D dated October 25, 1996, relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Toy Biz, Inc. ("Toy Biz"), as originally filed with the Securities and Exchange Commission by Andrews Group Incorporated ("Andrews Group") and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, dated November 22, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, as amended by Amendment No. 2, dated December 17, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, as amended by Amendment No. 3, dated December 31, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, as amended by Amendment No. 4, dated January 31, 1997, filed with the Securities and Exchange Commission by Andrews Group and Mafco, and as amended by Amendment No. 5, dated March 11, 1997, filed with the Securities and Exchange Commission by Andrews Group and Mafco. Except as reported herein, there has been no change in the information previously reported in this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As a result of the termination of the agreements referred to in Item 6 and the removal on June 23, 1997 of each director of Marvel Enter-tainment Group, Inc. ("Marvel") and the subsequent election to the Marvel Board of persons not affiliated with Andrews Group or Mafco, the Reporting Persons no longer beneficially own any Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As previously reported, on March 6, 1997 Andrews Group had informed Toy Biz that certain conditions to the obligations of Andrews Group and Andrews Acquisition Corp. (the "Purchaser") under the Agreement and Plan of Merger (the "Merger Agreement"), by and among Andrews Group, the Purchaser and Toy Biz, dated as of December 27, 1996, would not be satisfied, and that Andrews Group did not expect to waive such conditions and anticipated that the merger contemplated thereby would not be consummated. Also on March 6, 1997, as previously reported, Andrews Group had separately informed Avi Arad and Isaac Perlmutter, Isaac Perlmutter, T.A. and Zib Inc. (collectively, the "Perlmutter Entities") that certain conditions to the obligations of Andrews Group under the Stock Purchase Agreement (the "Arad Stock Purchase Agreement"), dated as of November 20, 1996, as amended by Amendment No. 1 thereto, dated as of January 29, 1997, by and between Andrews Group and Avi Arad and the Stock Purchase Agreement (the "Perlmutter Stock Purchase Agreement"), dated as of November 20, 1996, as amended by Amendment No. 1 thereto, dated as of January 29, 1997, by and among Andrews Group and the Perlmutter Entities, respectively, would not be satisfied, and that Andrews Group did not expect to waive such conditions and anticipated that the transactions contemplated thereby would not be consummated.

          On July 1, 1997, Andrews Group formally terminated the Merger Agreement pursuant to Section 7.1 thereof. Also on July 1, 1997, Andrews Group formally terminated the Arad Stock Purchase Agreement, pursuant to
Section 7.1 thereof and formally terminated the Perlmutter Stock Purchase Agreement, pursuant to Section 7.1 thereof. See attached Exhibits.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A      Letter from Andrews Group Incorporated to Toy Biz, Inc.
               dated July 1, 1997

Exhibit B      Letter from Andrews Group Incorporated to Joseph M. Ahearn of Toy Biz, Inc. dated July 1, 1997

Exhibit C      Letter from Andrews Group Incorporated to Mr. Avi Arad dated
               July 1, 1997

Exhibit D      Letter from Andrews Group Incorporated to Mr. Isaac
               Perlmutter, Isaac Perlmutter, T.A. and Zib Inc. dated July
               1, 1997


                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1997

                                   ANDREWS GROUP INCORPORATED
                                   MAFCO HOLDINGS INC.

                                   By:   /s/ Barry F. Schwartz
                                        Name: Barry F. Schwartz
                                        Title: Executive Vice President and
                                        General Counsel


                               Exhibit Index

Exhibit A Letter from Andrews Group Incorporated to Toy Biz, Inc. dated
          July 1, 1997

Exhibit B Letter from Andrews Group Incorporated to Joseph M. Ahearn of Toy
          Biz, Inc. dated July 1, 1997

Exhibit C Letter from Andrews Group Incorporated to Mr. Avi Arad dated July
          1, 1997

Exhibit D Letter from Andrews Group Incorporated to Mr. Isaac Perlmutter dated July 1, 1997